UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of  August, 2004
                  --------------
Commission File Number:  001-13196
                        -------------

                               DESC, S.A. DE C.V.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



         Item
         ----

          1. English Translation of a Notice to the Registrant's Shareholders, dated August 2, 2004

                                                                          Item 1



                                   [Desc logo]


                             NOTICE TO SHAREHOLDERS


                               DESC, S.A. DE C.V.



At a meeting of the Board of Directors of DESC, S.A. de C.V., held on July 20, 2004, the directors approved a resolution to exchange the final or provisional stock certificates that are currently outstanding for new stock certificates. Said resolution was approved as a result of the determination made by the Board of the amount representing the capital stock of DESC, S.A. de C.V., which determination was made pursuant to the faculties delegated to the Board of Directors at the General Ordinary and Extraordinary Shareholders Meeting dated March 8, 2004. The new stock certificates will have coupons numbered from 21 to 29.

The aforementioned exchange shall be carried out against the delivery of the currently outstanding stock certificates with coupon 20, during business hours on business days, at the Company's Treasury, located on the 27th floor of Paseo de los Tamarindos 400-B, Col. Bosques de las Lomas, Mexico, Distrito Federal, commencing on August 17, 2004. The company shall directly exchange the stock certificates deposited with S.D. Indeval S.A. de C.V., (Institucion para el Deposito de Valores).



                 Mexico City, Federal District, August 2nd, 2004



                            /s/ ERNESTO VEGA VELASCO

                              ERNESTO VEGA VELASCO
                       SECRETARY OF THE BOARD OF DIRECTORS

                                   SIGNATURES



                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     Desc, S.A. de C.V.
                                              ----------------------------------
                                                      (Registrant)



Date:    August 2, 2004                       By  /s/ Arturo D'Acosta Ruiz
                                                 -------------------------------
                                                 Name:   Arturo D'Acosta Ruiz
                                                 Title:  Chief Financial Officer